UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-38278

Jianpu Technology Inc.

5F Times Cyber Building, 19 South Haidian Road

Haidian District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Appointment of Chief Financial Officer

On July 31, 2025, Ms. Xun (Amy) Zhang was appointed by the board of directors of Jianpu Technology Inc. (the “Company”) (OTCQB: AIJTY), a leading open financial technology platform in China, to be the new chief financial officer of the Company, effective August 1, 2025.

Ms. Zhang has over fifteen years of financial management experience, having served in senior financial roles at multinational and high-growth companies including ByteDance, Alibaba, Guazi and LightInTheBox. She is well-versed in both Chinese and international financial rules and has deep insights into the technology and finance industries. She is a U.S. Certified Public Accountant (CPA-Inactive Status) and a Certified Management Accountant (CMA).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jianpu Technology Inc.

By	:	/s/ Daqing (David) Ye
Name	:	Daqing (David) Ye
Title	:	Chief Executive Officer

Date: July 31, 2025